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                                                                    EXHIBIT 99.1



                                             [HANARO TELECOM, INC. LOGO]



                   STRENGTHENING OF MANAGEMENT SYSTEM THROUGH
                          ORGANIZATIONAL RESTRUCTURING


SEOUL, SOUTH KOREA - December 5, 2002 - Hanaro Telecom, Inc. (KOSDAQ: 33630) (NASDAQ: HANA) ("Hanaro" or "the Company"), one of Korea's largest broadband Internet access and local call service providers, announced that it has made changes to its organizational structure in order to strengthen the Company's finance functions and development of new services.

Hanaro has established a new unit, Finance Strategy, which is now responsible for both finance and foreign investment inducement/Investor Relations. These two responsibilities were previously undertaken by the Finance Team (under the Corporate Support Unit) and Strategy Implementation Team (under Strategy Planning Unit), respectively. The restructuring is expected to facilitate increased efficiency of assignment coordination among all related teams and units.

These structural changes arise from the Company's desire to strengthen the function of Finance Strategy and also reinitiate foreign capital inducement in joint efforts with outside financing experts. This follows the announcement on November 29, 2002 that Dacom had secured a major stake in Powercomm. Dacom's win has resulted in the cancellation of US$1.4 billion worth of foreign capital in Hanaro, for which one precondition was Hanaro's attainment of the Powercomm stake.

In relation to the change in organizational structure, the Company promoted Mr. Young Wan Cho, Managing Director of Finance, to Vice President of the Finance Strategy Unit. Mr. Kyung Rim Yoon and Mr. Matt K. Lee resigned, taking responsibility for the lost bid.

Along with the change, Hanaro plans to strengthen its wireless business. In addition, the Company reassigned Digital Economy Research under R&D. the role of marketing strategy planning, to effectively adapt to the fast-evolving telecommunications market.

The organizational changes are part of an effort is to proactively search for methods to navigate through the highly competitive market by focusing on the wire-and-the-wireless service integration business.


THIS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS" THAT ARE BASED ON THE COMPANY'S CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS ABOUT OUR COMPANY AND OUR INDUSTRY. THE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS, AS A RESULT OF A NUMBER OF FACTORS INCLUDING BUT WITHOUT LIMITING TO, THE COMPANY'S HISTORY OF OPERATING LOSSES; THE COMPANY'S INABILITY TO GENERATE SUFFICIENT CASH FLOW FROM ITS OPERATIONS TO MEET ITS OPERATING NEEDS AND ITS RELIANCE ON EQUITY AND DEBT FINANCINGS TO FUND ITS OPERATIONS; THE DECLINE IN THE PRICES FOR COMMUNICATIONS SERVICES; INCREASING COMPETITION IN THE TELECOMMUNICATIONS SECTOR IN
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KOREA AND OTHER FACTORS BEYOND THE COMPANY'S CONTROL. INVESTORS ARE DIRECTED TO
HANARO TELECOM'S REPORTS AND DOCUMENTS FILED FROM TIME TO TIME WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION FOR ADDITIONAL FACTORS THAT SHOULD BE CONSIDERED PRIOR TO INVESTING IN HANARO TELECOM'S SECURITIES. HANARO TELECOM DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE FORWARD-LOOKING STATEMENTS IN THIS RELEASE, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. BECAUSE OF THESE RISKS, UNCERTAINTIES AND ASSUMPTIONS, THE FORWARD-LOOKING EVENTS AND CIRCUMSTANCES DISCUSSED IN THIS RELEASE MIGHT NOT OCCUR IN THE WAY THE COMPANY EXPECTS, OR AT ALL. INVESTORS SHOULD NOT PLACE UNDUE RELIANCE ON ANY OF THE FORWARD-LOOKING STATEMENTS.